Exhibit 12

AMERICAN TOWER CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table reflects the computation of the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented (in thousands):

						Nine Months Ended September 30,
	2009	2010	2011	2012	2013	2014
Computation of Earnings:
Income from continuing operations before income taxes and income on equity method investments	$421,487	$556,025	$506,895	$701,294	$541,749	$671,479
Add:
Interest expense (1)	251,291	247,504	313,328	403,150	459,779	433,865
Operating leases	82,522	90,001	109,817	125,706	148,573	147,723
Amortization of interest capitalized	2,751	2,819	2,218	2,315	2,406	1,884

Earnings as adjusted	758,051	896,349	932,258	1,232,465	1,152,507	1,254,951

Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expense (1)	251,291	247,504	313,328	403,150	459,779	433,865
Interest capitalized	495	1,011	2,096	1,926	1,817	2,132
Operating leases	82,522	90,001	109,817	125,706	148,573	147,723

Fixed charges	334,308	338,516	425,241	530,782	610,169	583,720
Dividends declared on preferred stock	—	—	—	—	—	12,075

Combined fixed charges and preferred stock dividends	334,308	338,516	425,241	530,782	610,169	595,795

Excess in earnings required to cover fixed charges	$423,743	$557,833	$507,017	$701,683	$542,338	$671,231

Ratio of earnings to fixed charges (2)	2.27	2.65	2.19	2.32	1.89	2.15
Excess in earnings required to cover combined fixed charges and preferred stock dividends	$423,743	$557,833	$507,017	$701,683	$542,338	$659,156

Ratio of earnings to combined fixed charges and preferred stock dividends	2.27	2.65	2.19	2.32	1.89	2.11

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purposes of this calculation, “earnings” consists of income from continuing operations before income taxes and income on equity method investments, as well as fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consists of interest expensed and capitalized, amortization of debt discounts, premiums and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.